Filed Pursuant to Rule 433
Registration No. 333-158105
May 24, 2010

An Introduction to SPDR® Gold Shares

gold

SPDR® GLD
GOLD SHARES

Precise in a world that isn't.®

Precise in a world that isn’t:
A Precise Way to Invest in Gold
SPDR® Gold Shares (“Gold Shares”) offer investors an innovative, relatively cost-efficient and secure way to access the gold market. Gold Shares are intended to offer investors a means of participating in the gold bullion market without the necessity of taking physical delivery of gold, and to buy and sell that participation through the trading of a security on a regulated stock exchange. Gold Shares are intended to lower many of the barriers, such as access, custody and transaction costs, that have prevented some investors from investing in gold.
WHAT ARE SPDR GOLD SHARES?
SPDR Gold Shares represent a fractional, undivided beneficial ownership interest in the SPDR Gold Trust (the “Trust”), an investment trust. The trust is sponsored by World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council and Gold Shares are marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors.
The World Gold Council is an organization formed and funded by the world’s leading gold mining companies with the aim of stimulating and maximizing the demand for, and holding of, gold by consumers, investors, industry and the official sector. State Street Global Advisors is one of the largest institutional investment managers in the world.1
Gold Shares are intended to lower a large number of the barriers preventing investors from using gold as an asset allocation and trading tool. These barriers have included the logistics of buying, storing and insuring gold. In addition, certain pension funds and mutual funds do not or cannot hold physical commodities, such as gold, or their derivatives.
HOW DO THEY WORK?
Gold Shares are exchange traded securities (NYSE Ticker: GLD) that give the holder an undivided beneficial ownership interest in a trust, the primary asset of which is allocated gold. Shares are designed to track the price of gold (net of Trust expenses) and trade like a continuously offered security, allowing authorized participants such as broker-dealers, banks and other financial institutions to create and redeem shares (in baskets of 100,000 shares) according to market demand.
Shares cannot be created without the appropriate amount of gold first being delivered to the trustee to effect the “creation”. The initial amount of gold required by the Trust to create a basket of 100,000 shares is 10,000 ounces (1/10 of an ounce of gold per Gold Share). The gold that underlies Gold Shares is held in the form of allocated 400 oz. London Good Delivery bars in the London vault of HSBC Bank USA, or in the vaults of sub-custodians.2 HSBC Holdings plc, the global parent of HSBC Bank USA, is one of the largest banking and financial service organizations in the world.
The standards required for gold bars are set out in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA and available at www.lbma.org.uk.
Gold Shares provide investors with a simple, secure and relatively cost-efficient means of participating in the gold bullion market.

CHARACTERISTICS OF SPDR GOLD SHARES
•	Easily Accessible

•	Secure

•	Cost-Effective*

•	Liquid

•	Transparent

•	Flexible
EASILY ACCESSIBLE
Gold Shares are listed on the new NYSE Arca (NYSE Ticker: GLD). Investors can buy, sell and hold Gold Shares through standard brokerage accounts.
SECURE
Gold deposited with the Trust is held in an allocated account.2 An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified gold bars owned by the account holder are credited.3 The account holder has full ownership of the gold bars and, except as instructed by the account holder, the bullion dealer may not trade, lease or lend the bars. Key distinctions are as follows:

	ALLOCATED	UNALLOCATED
ATTRIBUTE	GOLD	GOLD
GOLD ASSET CAN BE LEASED TO THIRD PARTY WITHOUT CONSENT	NO	YES
PART OF BANKRUPTCY ESTATE IN EVENT OF A BANKRUPTCY OF THE CUSTODIAN BANK	NO	YES
INDIVIDUALLY IDENTIFIED BARS	YES	NO
TRUST HAS RIGHT AND TITLE TO THE GOLD ASSETS	YES	NO
SEGREGATED FROM OTHER GOLD	YES	NO
COST-EFFECTIVE
For many investors, the transaction costs related to the Gold Shares are lower than the costs associated with the purchase, storage and insurance of physical gold.
LIQUID
The liquidity of Gold Shares comes not only from the secondary trading on the NYSE, but also from the creation and redemption feature. Gold Shares can be created and redeemed by authorized participants in baskets of 100,000 Gold Shares according to market demand, creating liquidity.
TRANSPARENT
There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data, however gold only trades during market hours. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com.
FLEXIBLE
•	Gold Shares (NYSE Ticker: GLD) are listed on the NYSE Arca and trade the same way ordinary stocks do.

•	It is possible to buy or sell Gold Shares continuously throughout the trading day on the NYSE at prices established by the market.

•	Additionally, it is possible to place market, limit and stop-loss orders for Gold Shares.
HOW TO BUY SPDR GOLD SHARES
Gold Shares are listed on the NYSE Arca (NYSE Ticker: GLD). Typically, investors will be able to buy and sell Gold Shares through a standard brokerage account.
Visit www.spdrgoldshares.com or call us at 866.320.4053 for further information.

* Frequent trading of ETF could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

Precise in a world that isn’t:
STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111

866.320.4053
spdrgoldshares.com
1	Pensions & Investments, 12/28/2009.

2	Except in connection with transfers of gold to or from the Trust and in respect of a relatively small amount of gold that may remain credited to the Trust’s unallocated account at the end of a business day (which will not exceed 430 ounces), the Trust’s gold will be held in allocated form (i.e., as individually identified bars of gold).

3	The gold bars in an allocated gold account are specific to that account and are identified by a list which shows, for each gold bar, the refiner, assay or fineness, serial number and gross and fine weight.
FOR PUBLIC USE.
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Shares (the “Shares”) of the SPDR Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor (defined below) and the Marketing Agent (defined below) expect the value of an investment in the Shares to similarly decline proportionately.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 866.320.4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
“SPDR®” is a trademark of the Standard & Poor’s Financial Services, LLC and has been licensed by use for the Sponsor. The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the SPDR Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR Gold Trust, or its affiliates, is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which the financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 ■ command 866.320.4053 ■ www.spdrgoldsharese.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value

©2010 State Street Corporation. All Rights Reserved.	IBG-1462	Exp. Date: 03/31/2011	IBG.GLD.BRO.0510

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.